Mail Stop 3561

April 30, 2010

Molly Country, President
Subprime Advantage, Inc.
501 W. Broadway, Suite A-323
San Diego, California 92101

      Re: **Subprime Advantage, Inc.**
               Amendment No. 2 to Registration Statement on Form S-1
               Filed April 16, 2010
               File No. 333-164850

Dear Ms. Country:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments. Please note that the page numbers referred to in this letter correspond to unmarked version of the amendment you filed on EDGAR.

General

1. We note your response to comment one in our letter dated April 9, 2010. Also, we note your revised disclosure on page one of your document. However, in addition to the revisions you have already made, if true, please state in the forepart of your document that you also have no plans or intentions of entering into a change of control or similar transaction. Further, please state, if true, that neither you nor any of your shareholders have any plans or intentions to change management.

2. We note your response to comment two in our letter dated April 9, 2010. On your website, please move the disclaimer regarding your lack of contractual relationships with the companies whose links appear on your website to a more conspicuous location, such as directly under the heading "Links." In this regard, within this disclaimer, please state, if true, that you are including the links on your website only because you believe that the companies with which you link your website could be beneficial to your customers apart from your services.

3. Also, other than two brief mentions of Google AdSense on page 35 of your registration statement, it does not appear that you discuss the material facts regarding your relationship with Google AdSense or with The Lebo Group in your filing. Please revise or advise.

4. Further, please confirm for us, if true, that no information in the articles under the headings "Current News" and "Informational Materials" on your website is material enough to you that it should be included in your registration statement and please revise the content of your website so that you archive properly those materials pursuant to Rule 433(e)(2) under the Securities Act.

Description of Business, page 18

5. We note your response to comment 10 in our letter dated April 9, 2010. In that response, you cite to certain sources that you provided us, marked and dated, as proof of your factual statements or as bases of your beliefs. However, it is not clear how certain of the sources you provided demonstrate proof of your factual statements or the bases of your beliefs in the registration statement. Specifically, it is not clear that competition for investors resulted in increased advertising and marketing costs, which placed downward pressure on investors' profits. Also, it is not clear that the information available for researching and evaluating subprime disadvantaged property, purchasing decisions, and choices is not often aggregated at a central, organized source. Further, it is not clear that other real estate-related websites have only recently aggregated a broad and extensive participation of subprime property owners and other participants with only a minimal focus on the current market conditions. Please provide additional sources, marked and dated, for these statements and the bases of these beliefs or remove them from your document.

6. We note your new disclosure on page 21 and the newly filed Exhibit 10.3 in which you state that, on April 1, 2010, you acquired your initial real estate property. However, in the first paragraph under the heading "Business Development Summary" on page 18 and in the third paragraph on page 23, you continue to state only that you "may intend to acquire properties." Please revise or advise.

7. Also, it appears that this April 1, 2010 property acquisition is substantial given your stage of development and size of operations. Therefore, please thoroughly revise your document, including your Description of Business section and your Management's Discussion and Analysis of Financial Condition and Results of Operations section to discuss this acquisition in much greater detail. In this regard, please discuss, among other material issues, the terms of the acquisition, the manner in which you funded the acquisition, and how this acquisition affects your results of operations, plan of operations, and liquidity. We may have further comment upon reading your response and any revisions.

8. We note your response to the first bullet point of comment 11 in our letter dated April 9, 2010. Also, we note your response to comment one in our letter dated March 10, 2010, in which you state that you have "established a PayPal account" and you have "signed up with Google's AdSense program." However, in your document, it does appear that you discuss establishing a PayPal account or signing any agreement with AdSense. Please revise or advise.

9. We note your responses to the second and fifth bullet points of comment 11 in our letter dated April 9, 2010. In the fourth paragraph on page 23, you state that you do not plan to hire any additional staff, contractors, or experts to assist you in your operations. Also, in the last paragraph on page 19, you state that you are presently in contact with realtors, finance specialists, and private sellers whom you have come into contact with through personal referrals or word-of-mouth. Please explain further how you found these contacts through personal referrals and word-of-mouth given, as you state in the risk factor on page six, that your sole officer and director lacks experience in your industry and in certain aspects of the business you intend to create.

10. Also, please disclose the Las Vegas realtor with whom you are in the process of drafting an agreement, discuss the nature of the agreement, and explain why you "anticipate this being the first of many [such] opportunities."

11. Further, in the last sentence of the fourth paragraph on page 23, you state that the costs associated with developing and maintaining your operations over the next 12 months are anticipated to be between $1,000 and $15,000. Please explain how you determined these amounts.

12. We note your response to the third bullet point of comment 11 in our letter dated April 9, 2010. In the last paragraph on page 19, you state that, should you not be able to raise the funds needed to complete your enhanced website, you will proceed with the current version of your site. However, in your Plan of Operation section under the heading "Satisfaction of our cash obligations for the next twelve months" on page 36, you state that you are still discussing the possibility of launching a simpler site should you not raise the necessary funds for your enhanced site. Please revise or advise.

13. Also, please discuss the capabilities of the simpler website you mention, the ability it will have to generate funds, and the costs of operating the website over the next 12 months. In this regard, please disclose whether you presently have sufficient funds to operate this simpler website for the next 12 months. If not, please discuss, here and in your Plan of Operation section, your plan over the next 12 months if you are unable to generate the necessary funds to run the simpler website throughout the next year.

Summary Compensation, page 40

14. We note your response to comment 13 in our letter dated April 9, 2010. In your revised disclosure, you state that you "paid" Molly Country $1,000 as a non-accountable expense allowance to setup small miscellaneous items for business operations, which include but are not limited to incidental office supplies and filing fees. The term "paid" indicates that the funds provided to Ms. Country were compensation for her services to you. However, this distribution to Ms. Country appears to have been provided to her to purchase items for your operations instead of for her own private use. Therefore, please disclose clearly the purpose of the $1,000 you provided to Ms. Country in your narrative description of your executive compensation under this heading and, if compensation, please include a summary compensation table with this $1,000 included in the proper column as required by Item 402(n)(1) of Regulation S-K.

Index to Financial Statements, page 42

15. We read your subprime real estate installment contract discussed in Exhibit 10.3. The contract appears material to your financial statements. Please revise your financial statements to disclose the material terms of the contract in a subsequent event footnote. Refer to FASB ASC 855-10-50-2.

*   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have any questions regarding the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Stoecklein, Esq.
        Stoecklein Law Group
        Via Facsimile